           SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G*
(Rule 13d-102)

Under the Securities Exchange Act of 1934
(Amendment No. )

Hornbeck Offshore Services, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

440543106
(CUSIP Number)

December 31, 2017
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

(Page 1 of 8 Pages)

    *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    The information required in the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 440543106	13G	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS
Solus Alternative Asset Management LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
N/A

	6	SHARED VOTING POWER
3,316,197 shares of Common Stock (including 37,144 shares underlying convertible notes)

	7	SOLE DISPOSITIVE POWER
N/A

	8	SHARED DISPOSITIVE POWER
3,316,197 shares of Common Stock (including 37,144 shares underlying convertible notes)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,316,197 shares of Common Stock (including 37,144 shares underlying convertible notes)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.94%

12	TYPE OF REPORTING PERSON
IA

CUSIP No. 440543106	13G	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS
Solus GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
N/A

	6	SHARED VOTING POWER
3,316,197 shares of Common Stock (including 37,144 shares underlying convertible notes)

	7	SOLE DISPOSITIVE POWER
N/A

	8	SHARED DISPOSITIVE POWER
3,316,197 shares of Common Stock (including 37,144 shares underlying convertible notes)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,316,197 shares of Common Stock (including 37,144 shares underlying convertible notes)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.94%

12	TYPE OF REPORTING PERSON
OO

CUSIP No. 440543106	13G	Page 4 of 8 Pages

1	NAMES OF REPORTING PERSONS
Christopher Pucillo

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
N/A

	6	SHARED VOTING POWER
3,316,197 shares of Common Stock (including 37,144 shares underlying convertible notes)

	7	SOLE DISPOSITIVE POWER
N/A

	8	SHARED DISPOSITIVE POWER
3,316,197 shares of Common Stock (including 37,144 shares underlying convertible notes)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,316,197 shares of Common Stock (including 37,144 shares underlying convertible notes)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
8.94%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 440543106	13G	Page 5 of 8 Pages

Item 1(a).	Name of Issuer: Hornbeck Offshore Services, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

     103 Northpark Boulevard, Suite 300, Covington, Louisiana 70433

Item 2(a).	Name of Person Filing:

     This statement is filed by:

(i) Solus Alternative Asset Management LP, a Delaware limited partnership registered with the Securities and Exchange Commission (the “SEC”), which serves as the investment manager (the “Investment Manager”) to certain investment funds and/or accounts (the “Funds”), with respect to the shares of Common Stock (as defined in Item 2(d) below) and the shares of Common Stock underlying the convertible notes held by the Funds;

(ii) Solus GP LLC, a Delaware limited liability company (the “GP”), which serves as the general partner to the Investment Manager, with respect to the shares of Common Stock and the shares of Common Stock underlying the convertible notes held by the Funds; and

(iii) Mr. Christopher Pucillo (“Mr. Pucillo”), a United States citizen, who serves as the managing member to the GP with respect to the shares of Common Stock and the shares of Common Stock underlying the convertible notes held by the Funds.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

     410 Park Avenue, 11th Floor, New York, NY 10022

Item 2(c).	Citizenship:

(i)	Investment Manager: Delaware;
(ii)	GP: Delaware; and
(iii)	Mr. Pucillo: United States of America.

Item 2(d).	Title of Class of Securities: common stock, par value $0.01 per share (the “Common Stock”).

Item 2(e).	CUSIP Number: 440543106

CUSIP No. 440543106	13G	Page 6 of 8 Pages

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act,

(b)	☐	Bank as defined in Section 3(a)(6) of the Act,

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act,

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940,

(e)	☒	Investment Adviser in accordance with Rule13d-1 (b)(1)(ii)(E),

(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),

(g)	☒	Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),

(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

(i)	☐	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

(j)	☐	Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ____________________

Item 4.	Ownership.

The percentages used herein and in the rest of this Schedule 13G are calculated based upon the 37,050,416 shares of Common Stock reported to be issued and outstanding as of October 31, 2017 in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017 filed with the SEC on November 8, 2017.

As of December 31, 2017 (as previously set forth in the Reporting Persons’ Form 13F filed with the SEC on February 14, 2018):

(a)	Amount beneficially owned: 3,316,197 shares of Common Stock (including 37,144 shares underlying convertible notes)
(b)	Percent of class: 8.94%

CUSIP No. 440543106	13G	Page 7 of 8 Pages

(c)	(i)	Sole power to vote or direct the vote: N/A
(ii)	Shared power to vote or direct the vote: 3,316,197 shares of Common Stock (including 37,144 shares underlying convertible notes)
(iii)	Sole power to dispose or direct the disposition: N/A
(iv)	Shared power to dispose or direct the disposition: 3,316,197 shares of Common Stock (including 37,144 shares underlying convertible notes)

Each Reporting Person hereby expressly disclaims beneficial ownership in the securities reported in this Schedule 13G and membership in a “group” as that term is described in Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended.

Item 5.	Ownership of Five Percent or Less of a Class.

     N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

     As of December 31, 2017, the Funds managed on a discretionary basis by the Reporting Persons had the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of the Common Stock.  One account, a Delaware limited liability company, had the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of more than 5% of the Common Stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     N/A

Item 8.	Identification and Classification of Members of the Group.

     N/A

Item 9.	Notice of Dissolution of Group.

     N/A

Item 10.	Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 440543106	13G	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 19, 2018

By: /s/ Christopher Pucillo
Christopher Pucillo individually and as managing member of
Solus GP LLC, for itself and as the general partner of
Solus Alternative Asset Management LP